SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of May, 2007

Ainsworth Lumber Co. Ltd.

(Registrant’s name)

Suite 3194
Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1L3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  May 11, 2007

AINSWORTH LUMBER CO. LTD.

By: /s/ Robert Allen Robert Allen Chief Financial Officer

INTERIM REPORT TO SHAREHOLDERS
FOR THE THREE MONTH PERIOD ENDED
MARCH 31, 2007

LETTER TO SHAREHOLDERS
Dear fellow shareholders:
Difficult business conditions for our core products continued in the first quarter of 2007. OSB prices and demand remained low, with an average market price in the North Central region of U.S.$145 per msf (on a 7/16th-inch basis) compared to U.S.$285 per msf in the first quarter of 2006. The level of new home construction activity in the United States continued to be relatively low. First quarter U.S. housing starts were at a seasonally adjusted annual rate of 1.47 million, down over 30% from a rate of 2.12 million starts in the same period of 2006. The Company is responding to these challenging conditions by aggressively pursuing cost reductions, expanding into more profitable market segments and idling unprofitable production facilities.
Cost reduction initiatives implemented in 2006 resulted in an 8% reduction in the cost per unit of OSB shipped during the first quarter of 2007 compared to the first quarter of 2006. We significantly expanded our market presence in Asia. Sales to Asian markets were 177% higher in the first quarter of 2007 than in the same period of 2006. In addition, we continue to seek a more expanded base for our value added sales products. Sales of value added products in the first quarter of 2007 were up 8% compared to the same period of 2006.
Our facilities yielded overall production of 552 million square feet (3/8”) of oriented strand board (“OSB”) and 38 million square feet (3/8”) of specialty plywood in the quarter. OSB production was down 33% compared to the first quarter of 2006 due to production curtailments and the permanent closure of one of our production lines in 2006.
In the current market conditions we have taken a more disciplined approach to managing our business. In order to limit the losses from operations, our Grand Rapids OSB facility remains closed and will remain so until market conditions or improvements in the mill’s cost structure warrant a reopening. In addition, the construction activity on the second production line at our Grande Prairie facility will be limited for the remainder of 2007 to mitigate the impact of escalating construction labour and material costs. The slow down in construction reflects the conservative capital spending program we have implemented for 2007.
As we go forward we will continue to carefully monitor production costs relative to selling prices, and we will remain focused on limiting production to our lower cost operations. Despite this temporary downturn in market demand, we are optimistic about the future and are committed to our strategic objective of being a leading provider of engineered wood products in our key markets.
On behalf of the Board of Directors of
Ainsworth Lumber Co. Ltd.
Brian E. Ainsworth
Chairman and Chief Executive Officer
May 11, 2007

Forward-looking statements in this interim report to shareholders relating to the Company’s expectations regarding OSB demand and pricing are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “expect” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Ainsworth Lumber Co. Ltd. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, the future demand for, and sales volumes of, the Company’s products, future production volumes, efficiencies and operating costs, increases or decreases in the prices of the Company’s products, the Company’s future stability and growth prospects, the Company’s future profitability and capital needs, including capital expenditures, and the outlook for and other future developments in the Company’s affairs or in the industries in which the Company participates and factors detailed from time to time in the Company’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the Quarter Ended March 31, 2007
This management’s discussion and analysis is presented as at May 11, 2007. Financial references are in Canadian dollars unless otherwise indicated. Additional information relating to Ainsworth, including our annual information form, is available on SEDAR at www.sedar.com. Our financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) in Canadian dollars.
Overview
Ainsworth is a leading manufacturer of engineered wood products, including oriented strand board (“OSB”) and specialty overlaid plywood. In 2006, RISI, an independent information provider for the global forest products industry, ranked us as the fourth largest manufacturer of OSB in North America. We own and operate six OSB manufacturing facilities, three in Canada, and three in northern Minnesota. We also have a 50% ownership interest in an OSB facility located in High Level, Alberta. Ainsworth is also one of the largest manufacturers of specialty overlaid concrete-forming plywood in North America.
Ainsworth’s business is focused primarily on the structural wood panels sector. Our business strategy is to increase revenues generated from value-added products, including OSB webstock, rimboard, radiant barrier OSB panels, jumbo OSB panels, export-standard OSB and specialty overlaid plywood. These products command premium pricing, particularly during cyclical lows for commodity products, such as in the current market environment. Complementary to this strategy is the expansion at our Grande Prairie, Alberta OSB facility. When completed, the expanded facility will be able to produce OSB, oriented strand lumber (“OSL”) and laminated strand lumber (“LSL”), all of which are engineered wood product alternatives to traditional sawn lumber products.
Review of Operating Results
OSB prices were substantially lower in the first quarter of 2007 compared to the same period in 2006. On average the reported market price in the North Central region was U.S.$145 per msf (on a 7/16th-inch basis) compared to U.S.$285 per msf in the first quarter of 2006. The decline in prices reflects significantly weakened demand for OSB as U.S. housing starts fell to a seasonally adjusted annual rate of 1.47 million in the first quarter of 2007, 30% lower than 2.12 million in the first quarter of 2006.
Our OSB shipment volume was 33% lower in the first quarter of 2007 than in the first quarter of 2006. Shipments were affected by reductions in production volume due to production curtailments at two currently unprofitable OSB facilities starting in September 2006 and the permanent closure of one unprofitable production lines in August 2006.
We suspended OSB production at our Grand Rapids and Cook facilities in Minnesota effective September 22, 2006. These two facilities, which have a combined annual production capacity of 820 million square feet (3/8” basis), were shut down indefinitely due to high production costs and low prices prevailing in the marketplace. The Cook facility resumed production on March 21, 2007 as a result of significantly lower log costs and other improvements in the cost structure of the mill. The Grand Rapids facility remains closed but it is being kept in a condition that will allow us to resume production on short notice.

Review of Financial Results
The ongoing low OSB prices continued to have a negative impact on our margins and adjusted EBITDA in the first quarter.
Financial Summary

	Q1 - 2007	Q1 - 2006

(in millions)
Sales	$135.0	$292.6
Costs and expenses	165.8	246.3
Operating (loss) earnings	(30.8)	46.3
Net (loss) income	(22.8)	22.7
Adjusted EBITDA (1)	(15.7)	77.5
(1) Adjusted EBITDA, a non-GAAP financial measure, is defined as net (loss) income before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt and income tax (recovery) expense. We have presented this measure as we believe that, in addition to net income (loss), EBITDA provides investors with a basis to evaluate our operating performance and ability to incur and service debt. Adjusted EBITDA is calculated as follows:

	Q1 - 2007	Q1 - 2006

(in millions)
Net (Loss) Income	$(22.8)	$22.7
Add:
Amortization of capital assets	15.1	26.7
Loss on disposal of capital assets	0.3	—
Finance expense	19.0	16.9
Income tax (recovery) expense	(18.5)	7.5
Realized currency translation adjustments	0.6	—
Foreign exchange (gain) loss on long-term debt	(9.4)	3.7

Adjusted EBITDA	$(15.7)	$77.5

Net (Loss) Income
Net loss for the quarter was $22.8 million compared to net income of $22.7 million in 2006. The $45.5 million decrease is primarily the result of deteriorating OSB sales prices. Net income was also impacted by an increase in financing costs and selling and administrative expenses and a decrease in other income. These negative impacts on net income were partially offset by a reduction in per unit costs of products sold and amortization expense, as well as the increase in foreign exchange gain on long-term debt and income tax recoveries.
Adjusted EBITDA
Adjusted EBITDA was a loss of $15.7 million in the first quarter of 2007, $93.2 million lower than the adjusted EBITDA of $77.5 million in the first quarter of 2006. This change is primarily due to the reduction in OSB sales prices and volumes. In addition, the first quarter of 2007 reflects a $4.2 million log inventory write-down and $1.0 million in severance costs associated with the employee layoffs at our Grand Rapids facility (recorded in costs of products sold). Log inventories are valued at the lower of cost and market, and in the current market conditions the anticipated sales recovery through OSB of our log inventories is less than the purchase cost. These write-downs are reflected in costs of products sold.
The effect of the Canadian dollar, which was an average of one cent lower in the first quarter of 2007 compared to 2006, was an increase to adjusted EBITDA of $0.7 million.

Sales
Total sales for the three months ended March 31, 2007 were $135.0 million, $157.5 million less than in the first quarter of 2006. The decrease is primarily attributable to the decline in OSB prices as well as a decrease in OSB shipment volume.
Total Company Sales for the Three Months Ended March 31
(in millions of Canadian dollars)
With the reduction in U.S. demand for OSB, we continue to focus on expanding sales to Asia and
Europe. In particular, our sales to Japan, which currently has a strong domestic housing market, have increased significantly. Sales to Asian markets increased by $7.4 million, or 177%, compared to the first quarter of 2006, and represented 9% of our total sales for the quarter. Sales to
Europe increased $1.1 million, or 36%, compared to 2006, primarily as a result of increased plywood exports.
OSB Sales
Total OSB sales in the first quarter of 2007 were $109.5 million, $157.2 million lower than sales of $266.7 million for the same period in 2006. $103.5 million of the decrease is the result of a 39% decline in realized sales prices. Reductions in the shipment volume reduced OSB sales by a further $53.7 million as the Cook and Grand Rapids OSB facilities were shut down for most of the first quarter and the Bemidji facility’s production capacity was reduced with the permanent closure of one line in August 2006.
Company Average OSB Prices for the Three Months Ended March 31
(in Canadian dollars per msf 3/8”)
Specialty Overlaid Plywood and Other Products
Specialty overlaid plywood and other product sales of $25.5 million did not vary significantly from the prior period. Plywood prices were 10% lower than in the first quarter of 2006, but this was partially offset by a 14% increase in shipment volume.

Costs of Products Sold (Exclusive of Amortization)
Total costs of products sold were $140.3 million in the first quarter of 2007, representing a 34% decrease from the first quarter of 2006.
OSB Costs of Products Sold
In the first quarter of 2007, OSB costs of products sold were $116.1 million. Costs decreased by $72.0 million compared to the first quarter of 2006. This decrease was due primarily to the reduction in volume, which accounted for $57.0 million of the reduction in OSB costs of products sold. The total cost per unit shipped also decreased by 8%, leading to a further decrease of $15.0 million. Log costs in Minnesota and Ontario decreased compared to the first quarter of 2006. Repairs and maintenance expenses for the period were also lower than 2006. In the first quarter of 2006, maintenance expenses at our Grand Rapids facility included costs related to a fire in a wood storage area and a mechanical breakdown of pressing equipment. There were no significant maintenance issues in the first quarter of 2007. These cost decreases were partially offset by a one-time cost of $1.0 million incurred with the employee layoffs at our Grand Rapids facility under the federal Worker Adjustment and Retraining Notification Act.
Specialty Overlaid Plywood and Other Products
Costs of plywood and other products sold of $24.2 million were $0.9 million higher than in the first quarter of 2006. The increase was the result of a combination of a $2.9 million increase in costs due to volume increases partially offset by a $2.0 million decrease in costs due to a 9% reduction in per unit production costs. The decrease in per unit costs is a result of cost reduction initiatives.
Selling and Administration
Selling and administration expenses were $10.1 million, representing an increase of $1.9 million compared to the first quarter of 2006. The increase was primarily due to professional fees related to various legal actions.
Amortization of Capital Assets
In the first quarter of 2007, amortization expense was $15.1 million compared to $26.7 million in the first quarter of 2006. Our OSB panel product mills are amortized using the units-of-production method so amortization expense decreased as volumes decreased due to the production curtailments at Cook and Grand Rapids and the permanent closure of one production line at Bemidji in August 2006.
Finance Expense
Finance expense of $19.0 million was $2.1 million higher than in the first quarter of 2006 due to higher interest expense. Interest expense increased as a result of the new debt issued during 2006 combined with increases in LIBOR compared to the previous year. This was offset by a $0.8 million decrease in the amortization of financing costs and fees as a result of adopting a new accounting policy to expense transaction costs associated with long-term debt.
Other (Expense) Income
Other expense incurred during the quarter was $0.3 million, a decrease in other income of $4.8 million from other income of $4.5 million recorded in the first quarter of 2006. This decrease is due to lower income distributions received from partnerships, lower interest income as a result of the reduction in our cash balances and operating foreign exchange fluctuations.

Income Taxes
The income tax recovery in the first quarter of 2007 was $18.5 million compared to an expense of $7.5 million in the first quarter of 2006. The change resulted from tax losses recorded on our U.S. and Canadian operations. The variance from our statutory rate is due to certain permanent differences, including the non-taxable portion of the foreign exchange loss on long-term debt.
Liquidity and Capital Resources
As of March 31, 2007, our adjusted working capital was $165.2 million, compared to $186.6 million as at December 31, 2006. Adjusted working capital is a non-GAAP measure, calculated as follows:

	Q1 - 2007	2006

(in millions)
Current assets	$260.5	$322.3
Current portion of future income tax assets	(1.7)	(1.7)
Restricted cash	(18.3)	(62.2)
Current liabilities	(83.9)	(82.5)
Current portion of future income tax liabilities	8.6	10.7

Adjusted working capital	$165.2	$186.6

The decline in adjusted working capital is the result of the ongoing capital spending on the new Grande Prairie production line in combination with a reduction in cash generated from operations.

	Q1 - 2007	Q1 - 2006

(in millions)
Cash (used in) provided by operating activities	$(49.1)	$30.2
Cash used in financing activities	(1.6)	—
Cash provided by (used in) investing activities	38.9	(94.6)
Additions to capital assets	41.6	53.2
Cash from operations decreased compared to the first quarter of 2006 as a result of the unfavourable market conditions, which reduced net income. The most significant change in non-cash working capital was in inventory as we had sufficient log inventories on hand at the start of the quarter and therefore did not build up our log inventories in anticipation of the spring thaw at the same rate as in the previous year.
Cash used in financing activities of $1.6 million primarily consists of repayment of an equipment financing loan added in the third quarter of 2006.
Cash provided by investing activities increased compared to the first quarter of 2006 as a result of the redemption of short-term investments to fund operations. Additions to capital assets were $41.6 million in the first quarter of 2007. This capital spending was primarily related to the Grande Prairie expansion project and was funded out of restricted cash. Capital spending at Grande Prairie was lower than in the prior year as we have slowed construction to mitigate the impact of escalating construction labour and material costs. Expected spending on this project for the remainder of the year is $5.0 million with expected completion in the second half of 2008. Any discretionary capital expenditures, including the expansion of Grande Prairie, have been put on hold until market conditions improve.
In addition to cash on hand, we have a revolving credit line secured by accounts receivable and inventory. Depending on the levels of inventory and receivables, this line has a maximum borrowing capacity of $100.0 million. As of March 31, 2007 the inventory and receivables would support a borrowing of $74.3 million. This facility was not utilized as at March 31, 2007.
We conduct our business with the goal of maintaining adequate financial liquidity at all times in order to carry us through unfavourable economic circumstances. Despite the challenging business conditions we face with respect to OSB, we feel that the level of cash on hand together with the undrawn credit facility provide adequate liquidity to finance our ongoing business activities through 2008. We expect to be able to meet the long-term liquidity requirements of our business through cash generated from operations, existing cash and investment balances, existing credit facilities and additional funding.
Off-Balance Sheet Arrangements
We did not have any significant off-balance sheet arrangements other than letters of credit in the amount of $18.3 million ($29.7 million at December 31, 2006), for which cash has been pledged as collateral, and our co-venturer’s share of the accounts payable and accrued liabilities of our High Level project in the amount of $3.3 million ($4.0 million at December 31, 2006). By agreement with the co-venturer, if the co-venturer does not pay its share of accounts payable and accrued liabilities, we may pay such amounts and recover them from the co-venturer’s share of production. We do not believe that we have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or resources, that is material to investors.
Contingencies
In the normal course of its business activities, the Company is subject to claims and legal actions that may be made by customers, suppliers and others.
In February and March 2006, we were named as a defendant, along with seven other North American OSB producers, in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company believes the allegations against it in these claims are entirely without merit. The Company will reflect such outcome, if any, in future operating results.
While the final outcome with respect to the actions outstanding or pending as at March 31, 2007 cannot be predicted with certainty, the Company believes that either an adequate provision has been made or the outcome will not have a material effect on the Company’s financial position, earnings or cash flows.
Related Party Transactions
During the quarter, we paid $30,000 (2006: $30,000) to a company owned by our officers for rental charges relating to mill equipment. These transactions were conducted on normal commercial terms and prices.

Quarterly Comparative Financial Information

	Q1-07	Q4-06	Q3-06	Q2-06 (4)	Q1-06	Q4-05	Q3-05	Q2-05

(in millions, except per share data, unless otherwise noted)
Sales and earnings
Sales	$135.0	$119.2	$181.1	$234.3	$292.6	$302.1	$270.7	$329.9
Operating (loss) earnings	(30.8)	(53.8)	(106.7)	(6.0)	46.3	45.1	26.1	77.6
Foreign exchange gain (loss) on long-term debt	9.4	(43.5)	(1.2)	40.6	(3.8)	(0.2)	47.0	(12.6)
Net (loss) income	(22.8)	(78.1)	(77.5)	24.9	22.7	19.9	46.8	31.3
(Loss) earnings per share	(1.55)	(5.33)	(5.29)	1.71	1.54	1.36	3.19	2.14

Balance sheet
Total assets	1,435.9	1,504.2	1,532.0	1,561.8	1,558.5	1,513.0	1,499.8	1,505.7
Total long-term debt (1)	1,025.7	1,038.1	984.4	908.9	863.7	859.5	858.9	905.6
Common shares (2)	55.8	55.8	55.8	55.8	55.8	55.8	55.8	55.8
Retained earnings	256.4	295.0	373.1	450.6	440.4	417.7	397.3	350.5
Cash dividends declared:
$ per share	—	—	—	1.00	—	—	—	1.00

Cash (used in) provided by operating activities (3)	(49.1)	(63.9)	16.6	25.1	30.2	30.3	43.3	73.1

Key statistics
OSB shipments (mmsf 3/8”)	541.7	480.1	732.8	754.7	807.4	782.2	804.0	837.5
Average OSB price ($/msf)	202.2	205.1	211.5	277.9	330.4	349.6	303.0	361.4

(1)	Total long-term debt includes the current portion of long-term debt.

(2)	At May 11, 2007, the Company had 14,649,140 issued common shares.

(3)	Cash provided by operating activities in Q1-06 and Q2-06 has been adjusted to reflect the reclassification of non-cash capital asset additions.

(4)	Net income, earnings per share and retained earnings in Q2-06 have been stated to reflect the reclassification of $2.4 million foreign exchange loss on long-term items from accumulated other comprehensive income (previously reported as the cumulative translation adjustment account) to other income.
The market price for OSB products was the main factor causing fluctuations in our sales over the past eight quarters. Sales prices steadily decreased throughout 2006 and remained low in the first quarter of 2007, causing a decline in operating earnings, adjusted EBITDA and net income. In the third quarter of 2006, we permanently closed an unprofitable production line and recognized related expenses of $59.7 million in the period. Net income and earnings per share were also negatively impacted by the strengthening of the Canadian dollar relative to the U.S. dollar in 2006. Production curtailments at two unprofitable Minnesota OSB facilities reduced OSB shipment volumes in the fourth quarter of 2006 and the first quarter of 2007.

Segmented Information
Our geographic distribution of sales was as follows:

	Q1 - 2007	Q1 - 2006

(in millions)
United States	$102.7	$269.4
Canada	16.8	16.1
Asia	11.6	4.2
Europe	3.9	2.9

	$135.0	$292.6

Capital assets attributed to countries based on location were as follows:

	Q1 - 2007	2006

(in millions)
Canada	$629.6	$612.4
United States	350.4	356.2

	$980.0	$968.6

Significant Accounting Estimates and Judgments
Management has made certain judgments and estimates that affect the reported amounts and other disclosures in our financial statements. We have not made any changes in accounting policies since December 31, 2006 except as noted below.
On January 1, 2007 we adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with opening adjustments made to retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.
The new recommendations require presentation of certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of our self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). Earnings per share presented on the consolidated statements of income is based upon its net income and not comprehensive income.
Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.
Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.
Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. We have not designated any financial assets as held to maturity.
Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.
Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. We have not designated any financial assets as available for sale.
Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.
Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, our long-term debt is recorded net of discounts and consent fees.
Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.
Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.
Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.
All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22.7 million), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6.8 million). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2.5 million). The impact of adopting these standards as at January 1, 2007 is summarized as follows (in thousands of Canadian dollars):

	December 31	Adjustment	January 1
	2006	on adoption	2007

ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$ `1,504,199	$(25,186)	$1,479,013

Changes in Internal Control over Financial Reporting
No changes were made in our internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Disclosure controls and procedures are designed to provide reasonable, but not absolute assurance that all necessary information is reported to the CEO and CFO on a timely basis to ensure that the necessary decisions can be made regarding annual and interim financial statement disclosure.
An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures was conducted by management as at March 31, 2007. The certifying officers have evaluated the effectiveness of our disclosure controls and procedures as of March 31, 2007, and have concluded that such controls and procedures are adequate and effective to ensure accurate and complete disclosures in the interim filings.
Management has designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of the financial reporting and preparation of our consolidated financial statements in accordance with Canadian GAAP. However, because of inherent limitations in all control systems, absolute assurance cannot be provided that all misstatements have been detected.

AINSWORTH LUMBER CO. LTD.
Other Information
Unaudited

		March 31, 2007	December 31, 2006
Selected Balance Sheet Items ($000’s)
Cash		$62,510	$74,312
Short-term investments		835	35,864
Restricted cash		18,304	62,184
Adjusted working capital		165,087	186,570
Total assets		1,435,922	1,504,199
Total debt		1,025,712	1,038,118
Shareholders’ equity		252,088	294,110

		Three months ended March 31
		2007	2006
Reconciliation of Net (Loss) Income to Adjusted EBITDA ($000’s)
Net (Loss) Income		$(22,766)	$22,666
Add:	Amortization of capital assets	15,139	26,656
	Loss on disposal of capital assets	261	—
	Finance expense	19,043	16,935
	Income tax (recovery) expense	(18,481)	7,480
	Realized currency translation adjustment	570	—
	Foreign exchange (gain) loss on long-term debt	(9,434)	3,750

Adjusted EBITDA {Note 1}		$(15,668)	$77,487

Product Sales ($000’s)
OSB		$109,533	$266,739
Plywood		23,555	22,863
Veneer		1,210	2,523
Chips		737	433

		$135,035	$292,558

Geographic Sales Distribution ($000’s)
USA		$102,671	$269,407
Canada		16,803	16,066
Asia		11,614	4,188
Europe		3,947	2,897

		$135,035	$292,558

Product Shipment Volumes
OSB	(msf-3/8")	541,708	807,383
Plywood	(msf-3/8")	38,503	33,836
Veneer	(msf-3/8")	6,313	12,161
Chips	(BDUs)	7,495	12,771

Production Volumes
OSB	(msf-3/8")	551,186	799,526
Plywood	(msf-3/8")	37,682	37,645
Veneer	(msf-3/8"){Note 2}	47,594	56,285
Chips	(BDUs)	7,495	12,771

Note 1:	Adjusted EBITDA, a non-GAAP financial measure, is defined as net income (loss) before amortization, loss on disposal of capital assets, finance expense, realized currency translation adjustments, foreign exchange (gain) loss on long-term debt, and income tax (recovery) expense.

Note 2:	Includes transfer volumes to Savona (for plywood production).

About Ainsworth
Ainsworth Lumber Co. Ltd. is a leading Canadian forest products company, with a 50-year reputation for quality products and unsurpassed customer service. The company has operations in Canada and the United States. In Alberta, the company’s operations include an OSB plant at Grande Prairie and a one-half interest in the Footner OSB plant at High Level. In B.C., the company’s operations include an OSB plant at 100 Mile House, a veneer plant at Lillooet, and a plywood plant at Savona. In Ontario, the company’s operations include an OSB plant at Barwick. In Minnesota, the company’s operations include OSB plants in Bemidji, Cook and Grand Rapids. The company’s facilities have a total annual capacity of 3.1 billion square feet (3/8” basis) of oriented strand board (OSB), 156 million square feet (3/8” basis) of specialty overlaid plywood, and 200 million square feet (3/8” basis) of veneer.
Ainsworth Lumber Co. Ltd.
Suite 3194, Bentall 4
P.O. Box 49307
1055 Dunsmuir Street
Vancouver, B.C. V7X 1L3
Telephone: 604-661-3200
Investor Relations Contacts:
Robert Allen
Chief Financial Officer
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: robert.allen@ainsworth.ca
Or
Bruce Rose
General Manager, Corporate Development
Telephone: 604-661-3200
Facsimile: 604-661-3201
E-mail: bruce.rose@ainsworth.ca
Common shares of Ainsworth Lumber Co. Ltd.
are traded on the Toronto Stock Exchange
under the symbol: ANS
Visit our web-site: www.ainsworth.ca

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Balance Sheets
(In thousands of Canadian dollars)
(Unaudited)

	March 31	December 31
	2007	2006

ASSETS
Current Assets
Cash and cash equivalents	$62,510	$74,312
Short-term investments (Note 3)	835	35,864
Accounts receivable, net of allowance for doubtful accounts of $Nil (2006: $Nil)	45,312	38,848
Inventories (Note 4)	118,481	95,515
Income taxes receivable	572	—
Prepaid expenses	12,768	13,869
Restricted cash	18,304	62,184
Current portion of future income tax assets	1,697	1,697

	260,479	322,289
Capital Assets, Net	980,029	968,539
Intangible Assets	14,206	14,243
Other Assets	28,141	53,810
Future Income Tax Assets	50,097	42,348
Goodwill	102,970	102,970

	$1,435,922	$1,504,199

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$64,960	$58,763
Income taxes payable	—	2,552
Current portion of future income tax liabilities	8,558	10,708
Current portion of long-term debt (Note 5)	10,431	10,523

	83,949	82,546
Accrued Pension Benefit Liability	5,977	6,034
Reforestation Obligation	5,740	4,621
Long-term Debt (Note 5)	1,015,281	1,027,595
Future Income Tax Liabilities	72,887	89,293

	1,183,834	1,210,089

Commitments and Guarantees (Note 10)
Contingencies (Note 11)

SHAREHOLDERS’ EQUITY
Capital Stock	55,827	55,827
Retained Earnings	256,387	295,005
Accumulated Other Comprehensive Loss	(60,126)	(56,722)

	252,088	294,110

	$1,435,922	$1,504,199

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.
Approved by the Board:

Catherine Ainsworth	Allen Ainsworth
DIRECTOR	DIRECTOR

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statement of Operations
For the three months ended March 31
(In thousands of Canadian dollars, except per share data)
(Unaudited)

	2007	2006

Sales	$135,035	$292,558

Costs and Expenses
Costs of products sold (exclusive of amortization)	140,270	211,398
Selling and administration	10,116	8,203
Amortization of capital assets	15,139	26,656
Loss on disposal of capital assets	261	—

	165,786	246,257

Operating (Loss) Earnings	(30,751)	46,301

Finance Expense
Interest	19,043	15,706
Amortization of financing fees	—	1,229

	19,043	16,935

Other (Expense) Income	(317)	4,530
Realized Currency Translation Adjustments	(570)	—
Foreign Exchange Gain (Loss) on Long-term Debt	9,434	(3,750)

(Loss) Income Before Income Taxes	(41,247)	30,146
Income Tax (Recovery) Expense	(18,481)	7,480

Net (Loss) Income	$(22,766)	$22,666

Basic and diluted (loss) earnings per common share	$(1.55)	$1.55

Weighted average number of common shares outstanding	14,649,140	14,649,140

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statement of Comprehensive
(Loss) Income
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2007	2006

Net (Loss) Income	$(22,766)	$22,666

Other Comprehensive (Loss) Income
Unrealized (loss) gain on translation of self-sustaining foreign operations	(3,974)	1,506
Realized currency translation adjustments (reclassified to net loss)	570	—

	(3,404)	1,506

Comprehensive (Loss) Income	$(26,170)	$24,172

Interim Consolidated Statement of Changes in
Shareholders’ Equity
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2007	2006

Capital Stock	$55,827	$55,827

Retained Earnings
Beginning of period	295,005	417,685
Transitional adjustment on adoption of new accounting policies (Note 2)	(15,852)	—
Net (loss) income	(22,766)	22,666

	256,387	440,351

Accumulated Other Comprehensive Loss on Translation of Self-Sustaining Foreign Operations
Beginning of period (Note 2)	(56,722)	(58,343)
Net unrealized (loss) gain on translation of self-sustaining foreign operations in the period	(3,404)	1,506

	(60,126)	(56,837)

Total Shareholders’ Equity	$252,088	$439,341

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Interim Consolidated Statements of Cash Flows
For the three months ended March 31
(In thousands of Canadian dollars)
(Unaudited)

	2007	2006

CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(22,766)	$22,666
Items not affecting cash
Amortization of capital assets	15,139	26,656
Non-cash portion of interest expense	472	—
Amortization of financing fees	—	1,229
Foreign exchange (gain) loss on long-term debt	(9,434)	3,750
Loss on disposal of capital assets	261	—
Change in non-current reforestation obligation	1,119	(561)
Future income taxes	(19,938)	4,794
Realized currency translation adjustments	570	—
Change in non-cash operating working capital (Note 9)	(14,508)	(28,296)

Cash (used in) provided by operating activities	(49,085)	30,238

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issue of long-term debt	75	—
Repayment of long-term debt	(1,628)	—
Repayment of capital lease obligations	(81)	—

Cash used in financing activities	(1,634)	—

CASH FLOWS FROM INVESTING ACTIVITIES
Short-term investments	35,029	(40,052)
Restricted cash	43,880	2,186
Additions to capital assets	(41,613)	(53,245)
Decrease (increase) in other assets	1,043	(3,462)
Proceeds on disposal of capital assets	603	—

Cash provided by (used in) investing activities	38,942	(94,573)

Effect of foreign exchange rate changes on cash and cash equivalents	(25)	(1,614)

NET CASH OUTFLOW	(11,802)	(65,949)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	74,312	209,201

CASH AND CASH EQUIVALENTS, END OF PERIOD	$62,510	$43,252

SUPPLEMENTAL INFORMATION
Taxes paid	$4,309	$101

Interest paid	$7,405	$3,393

The accompanying Notes to the Interim Consolidated Financial Statements are an integral part of these statements.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
1.	BASIS OF PRESENTATION

These unaudited interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and accordingly, should be read in conjunction with the Company’s audited financial statements for the year ended December 31, 2006. The Company’s accounting policies are in accordance with accounting principles generally accepted in Canada. These accounting policies are consistent with those outlined in the 2006 annual audited financial statements, except as noted below. In management’s opinion, these unaudited interim consolidated financial statements include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly such information. The results of operations for the interim periods are not necessarily indicative of the results to be expected in future periods.

Consolidation

These consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries and partnerships which include Ainsworth Engineered Corp., Ainsworth Engineered (USA), LLC, Ainsworth Corp., Ainsworth Engineered New York, Inc. and Ainsworth Engineered Canada Limited Partnership.

2.	CHANGE IN ACCOUNTING POLICY

On January 1, 2007 the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) accounting requirements for the recognition, presentation and disclosure of financial instruments and comprehensive income. We adopted these standards on a prospective basis, with adjustments made to opening retained earnings as at January 1, 2007, with the exception of the cumulative translation adjustment, which has been adjusted retroactively. These standards include CICA Handbook Section 1530, Comprehensive Income; Section 3855, Financial Instruments — Recognition and Measurement; Section 3861, Financial Instruments — Disclosure and Presentation; Section 3251, Equity; and Section 3865, Hedges.

The new recommendations require the Company to present, among other things, certain unrealized gains and losses outside of net income or loss. Section 1530 defines comprehensive income as the change in equity (net assets) arising from transactions and other events and circumstances from non-owner sources. The new standard requires presentation of a statement of comprehensive income. In accordance with the provisions of this new standard, foreign exchange gains and losses on the translation of the financial statements of the Company’s self-sustaining foreign operations, previously recorded in a separate section of shareholders’ equity, are now presented as accumulated other comprehensive income (loss). The Company’s earnings per share presented on the consolidated statements of income is based upon its net income and not comprehensive income.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Section 3861 specifies how gains and losses on financial instruments are to be presented. The standards require that all financial assets be classified as trading, available for sale, held to maturity, or loans and receivables. In addition, the standards require that all financial assets, including all derivatives, be measured at fair value with the exception of loans and receivables, debt securities classified as held to maturity, and available for sale equities that do not have quoted market values in an active market.

Fair values are based on quoted market prices where available from active markets, otherwise fair values are estimated using a variety of valuation techniques and models.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Transaction costs related to trading securities are expensed as incurred. Transaction costs related to available for sale and held to maturity financial assets and loans and receivables are generally capitalized and are then amortized over the expected life of the instrument using the effective yield method. Transaction costs on long-term debt can either be expensed as incurred or capitalized and amortized over the expected life of the debt using the effective yield method. We have chosen to expense transaction costs.

Classification of Financial Instruments
Financial instruments are classified into various categories. Held to maturity financial assets are non-derivative financial assets with fixed or determinable payments and a fixed maturity, other than loans and receivables, that an entity has the positive intention and ability to hold to maturity. Held to maturity investments are measured at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense. The Company has not designated any financial assets as held to maturity.

Trading financial assets and liabilities are measured at fair market value with all gains and losses included in net income in the period in which they arise. Dividends and interest earned and interest incurred are included in interest income and expense, respectively. Trading financial assets are cash and cash equivalents and short-term investments in commercial paper. The Company has not designated any financial liabilities as trading liabilities.

Available for sale financial assets are measured at fair market value, except where the instrument does not have a quoted market price in an active market, with revaluation gains and losses included in other comprehensive income until the asset is removed from the balance sheet. Losses due to impairment are included in net income. The Company has not designated any financial assets as available for sale.

Loans and receivables are accounted for at amortized cost, with the amortization of premiums or discounts, losses and impairments being included in current period interest income or expense.

Financial liabilities are recorded at amortized cost and include all liabilities, other than derivatives. Under the new standard, the Company’s long-term debt is recorded net of discounts and consent fees.

Derivatives are carried at fair value and are reported as assets where they have a positive fair value and as liabilities where they have a negative fair value. Derivatives may be embedded in other financial instruments. Under the new standards, derivatives embedded in other financial instruments are valued as separate derivatives when their economic characteristics and risks are not clearly and closely related to those of the host contract; the terms of the embedded derivative are the same as those of a free standing derivative; and the combined contract is not held for trading. The Company has selected January 1, 2003 as the transition date for embedded derivatives.

Categories of regular-way purchases and sales of financial assets are accounted for at the trade date.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
2.	CHANGE IN ACCOUNTING POLICY (Continued)

Equity
Accumulated other comprehensive income (loss) is included on the consolidated balance sheet as a separate component of shareholders’ equity (net of tax) and includes net unrealized gains and losses on available for sale securities and unrealized foreign currency translation gains and losses on self-sustaining foreign operations.

Transitional adjustment
Foreign exchange gains and losses on the translation of the financial statements of self-sustaining foreign subsidiaries, which were previously presented in the cumulative translation adjustment account, are now presented in accumulated other comprehensive income (loss). In accordance with the new requirements, this change was made retroactively. The retroactive change as at December 31, 2006 was to reclassify $56,722.

All other new policies were adopted prospectively with adjustments of opening balances applied to opening retained earnings. Prior period balances have not been restated. The opening balance of transaction costs ($22,663), previously presented in other assets, was adjusted against opening retained earnings, net of the future income tax effect ($6,811). Consent fees associated with long-term debt were reclassified from other assets to long-term debt ($2,523). The impact of adopting these standards as at January 1, 2007 is summarized as follows:

	December 31	Adjustment	January 1
	2006	on adoption	2007
ASSETS
Other assets	$53,810	$(25,186)	$28,624

Total assets	1,504,199	(25,186)	1,479,013

LIABILITIES AND SHAREHOLDERS’ EQUITY
Long-term debt (including current portion)	1,038,118	(2,523)	1,035,595
Future income tax liabilities (non-current)	89,293	(6,811)	82,482

Total liabilities	1,210,089	(9,334)	1,200,755

SHAREHOLDERS’ EQUITY
Retained earnings	295,005	(15,852)	279,153

Total shareholders’ equity	294,110	(15,852)	278,258

Total liabilities and shareholders’ equity	$1,504,199	$(25,186)	$1,479,013

3.	SHORT-TERM INVESTMENTS

Short-term investments consist of investments in high grade commercial paper and term deposits with market values closely approximating book values at March 31, 2007.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
4.	INVENTORIES

	March 31	December 31
	2007	2006
Logs	$56,178	$36,120
Panel products	24,841	23,493
Materials and supplies	37,462	35,902

	$118,481	$95,515

5.	FINANCIAL INSTRUMENTS

a.) Market Risk

Interest rate risk
The Company is exposed to interest risk on its floating rate debt. Unfavourable changes in the applicable interest rates may result in an increase in interest expense. The Company manages its exposure to interest rate risk by maintaining a combination of floating rate debt and fixed rate debt. The Company does not use derivative instruments to reduce its exposure to interest rate risk.

Credit risk
Credit risk associated with short-term investments is minimized by ensuring that commercial paper investments have the highest rating obtainable and that certificates of deposit are placed with well-capitalized financial institutions and other creditworthy counterparties. Concentration of credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process and the dispersion of a large number of customers across many geographic areas.

b.) Fair Values

The fair value of financial instruments, with the exception of long-term debt, is estimated to approximate their carrying value at March 31, 2007 due to the immediate or short-term maturity of these financial instruments.

The fair value of long-term debt is determined using quoted ask prices for the Company’s Senior Unsecured Notes. The estimated fair value may differ from the amount which could be realized in an immediate settlement. The carrying values and fair values of the long-term debt are as follows:

	March 31, 2007		December 31, 2006
	Carrying	Fair	Carrying	Fair
	Value	Value	Value	Value
Senior notes	$940,047	$696,639	$961,328	$760,207
Equipment financing	74,039	74,039	76,009	76,009
Capital leases	11,626	11,626	11,816	11,816

Capital leases	$1,025,712	$782,304	$1,049,153	$848,032

Equipment financing of $54,722 is secured by capital assets having a carrying value of $54,722.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
6.	SEGMENTED INFORMATION

The Company operates principally in Canada and the United States in one business segment, manufacturing wood panel products.

Sales attributed to countries based on location of customer are as follows:

	Three months ended March 31
	2007	2006
United States	$102,671	$269,407
Canada	16,803	16,066
Asia	11,614	4,188
Europe	3,947	2,897

Total	$135,035	$292,558

Capital assets attributed to countries based on location are as follows:

	March 31	December 31
	2007	2006
Canada	$629,634	$612,324
United States	350,395	356,215

Total	$980,029	$968,539

Goodwill of $102,970 (2006: $102,970) is attributable to the acquisition of Voyageur Panel Canada Limited which is located in Canada.

7.	PENSION EXPENSE

Pension expense related to the Company’s defined benefit plans is $1,839 (2006: $1,595) and is estimated using assumptions consistent with those applied in the Company’s annual audited financial statements. Amortization of past service cost and the net actuarial gain is calculated in a manner consistent with that disclosed in the annual audited financial statements and is not considered significant to disclose separately. The Company made contributions of $Nil (2006: $Nil) for the period.

8.	RELATED PARTY TRANSACTIONS

During the quarter, the Company paid $30 (2006: $30) to a company owned by officers of the Company for rental charges relating to mobile forestry and transportation equipment. These transactions were conducted on normal commercial terms and prices.

AINSWORTH LUMBER CO. LTD.
Notes to the Interim Consolidated Financial Statements
Three month periods ended March 31, 2007 and 2006
 (Figures are in thousands of Canadian dollars unless indicated otherwise)
(Unaudited)
9.	CHANGE IN NON-CASH OPERATING WORKING CAPITAL

	Three months ended March 31
	2007	2006
Accounts receivable	$(6,435)	$(7,653)
Inventories	(23,169)	(44,980)
Income taxes receivable/payable	(3,132)	2,796
Prepaid expenses	1,086	4,451
Accounts payable and accrued liabilities	17,142	17,090

	$(14,508)	$(28,296)

10.	COMMITMENTS AND GUARANTEES

As part of the Grande Prairie expansion project, the Company has entered into agreements to purchase machinery, equipment, engineering and management support services totalling approximately $17.4 million (December 31, 2006: $27.9 million). The terms of the contracts are varied and extend through 2007.

The Company is a party to contracts in which it agrees to indemnify third parties for product liabilities that arise out of or relate to sales contracts. The Company cannot estimate the potential amount of future payments under these agreements until events arise that would trigger the liability.

11.	CONTINGENCIES

In 2006, the Company, along with other North American OSB producers, was named as a defendant in several lawsuits which allege violations of United States anti-trust laws in relation to the pricing and supply of OSB from mid-2002 to the present. The class has not yet been certified in any of these claims and the outcome is not determinable at this time. The Company will reflect such outcome, if any, in future operating results. The Company believes the allegations against it in these claims are entirely without merit.

In the normal course of its business activities, the Company is subject to a number of claims and legal actions that may be made by customers, suppliers and others. While the final outcome with respect to actions outstanding or pending as at March 31, 2007 cannot be predicted with certainty, the Company believes the resolution will not have a material effect on the Company’s financial position, earnings or cash flows.